EXHIBIT 9.1

SHAREHOLDERS’ AGREEMENT OF

AMBEV S.A.

FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA, having its registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3900, 11th floor, registered with the Brazilian Federal Taxpayers’ Registry (“CNPJ”) under No. 60.480.480/0001-67, herein duly represented in accordance with its bylaws (hereinafter referred to as “FZ”);

INTERBREW INTERNATIONAL B.V., a company organized under the laws of the Netherlands, having its registered office at Ceresstraart 19, 4811 CA, Breda, Netherlands, registered with CNPJ under No. 06.614.548/0001-08, herein duly represented in accordance with its organizational documents (hereinafter referred to as “IIBV”); and

AMBREW S.A., a company organized under the laws of Luxembourg, having its registered office at 5, Rue Gabriel Lippmann, 5365 Munsbach, Luxembourg, registered with CNPJ under No. 06.250.266/0001-79, herein duly represented in accordance with its organizational documents (hereinafter referred to as “Ambrew” and together with FZ and IIBV, the “Parties”);

and as an intervening and consenting party,

AMBEV S.A., a company having its registered office in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1017 – 3rd floor – Edifício Corporate Park, Itaim Bibi – CEP 04530-001, registered with CNPJ under No. 07.526.557/0001-00, herein duly represented in accordance with its bylaws (hereinafter referred to as the “Company”);

and as an intervening third party beneficiary,

ANHEUSER-BUSCH INBEV N.V/S.A., a company duly organized and validly existing under the laws of the Kingdom of Belgium, herein duly represented in accordance with its organizational documents (hereinafter referred to as “ABI”);

HEREBY agree to enter into this Shareholders’ Agreement of the Company, upon the terms and subject to the conditions stated below:

SECTION 1 - DEFINITIONS

1.1       Unless written in lowercase letters only, the following terms, whether in the singular or plural form, will have the meanings assigned below:

(a)

“Shares” mean (i) all common shares of the capital stock of the Company held by the Shareholders on the effective date of this Agreement; and (ii) any other common shares of the capital stock of the Company that may hereafter be held by any Shareholder for any reason whatsoever, including, without limitation, a purchase, subscription, stock split, stock dividend, and capitalization of profits or other reserves; (iii) common shares of the capital stock of the Company subscribed to in connection with any capital increase; (iv) common shares received by any Shareholder as a result of a consolidation or merger involving the Company; (v) the right to subscribe to newly-issued common shares or equity securities that carry such right or are convertible into common shares; and (vi) other shares that come to acquire voting rights by virtue of a provision of law or by-laws;

(b)	“Shareholder” means (i) individually, FZ, or (ii) collectively, IIBV and Ambrew;

(c)	“Agreement” means this Shareholders’ Agreement;

(d)	“Purchaser” shall have the meaning assigned in item 6.4.1 below;

(e)

“Dispose” means to sell, assign, contribute to the capital stock of another company and/or any other act which results in the transfer or disposal of any Share, and “Disposal” means the effect of any such acts;

(f)	“Controlled Company” means any company over which the Company exercises Corporate Control;

(g)

“ABI Controlling Person” means, indistinctly, Jorge Paulo Lemann (CPF No. 005.392.877-68), Marcel Herrmann Telles (CPF No. 235.839.087-91), Carlos Alberto da Veiga Sicupira (CPF No. 041.895.317-15) and Eugenie Patri Sebastian (EPS) S.A.

(h)

“Corporate Control” means a direct or indirect ownership interest greater than fifty percent (50%) of the voting stock of a company, carrying the right to cast a majority of the votes on the resolutions adopted by the shareholders’ meetings, and the power to elect a majority of the managers of the entity so controlled;

(i)

“Lien” is the general designation of any kind of charge, lien, debt or encumbrance, howsoever created and/or designated, including, without limitation, a pledge, charge, usufruct and fiduciary assignment (alienação fiduciária);

(j)	“IGP-M” is the General Market Price Index disclosed by Fundação Getúllio Vargas;

(k)	“Stock Swap Merger” has the meaning assigned in item 3.1;

(l)	“Corporation Law” means Law No. 6,404/76, as amended;

(m)

“Strategic Five-Year Plan” means a plan approved by the board of directors of the Company which defines the strategic activities of the Company and its development plan for the following five (5) year-period;

(n)

“Stated Price” is the lesser of (i) the net book value of the Shares as per the latest audited balance sheet, adjusted according to the IGP-M index or another index that comes to replace it, from the date of such audited balance sheet up to the date a petition is filed to request the lifting of the restrictive measure referred to in item 6.2 below; and (ii) the average quoted market price of the Shares on stock exchanges in the twenty (20)-day period prior to the petition for lifting the restriction measure referred to in item 6.2 below, in which Shares are traded; and

(o)	“Prior Meeting” has the meaning assigned in item 5.2 below.

SECTION 2 - BASIC PRINCIPLES

2.1       The Shareholders covenant that the following basic principles shall guide their actions as shareholders of the Company, as well as the acts of the Company as shareholder of the Controlled Companies, where applicable:

(a)

the controlling interest in the Company, as represented by the sum of the Shares, shall be exercised jointly during the term of this Agreement with respect to the matters subject to a supermajority vote, subject to the rights ascribed individually to each Shareholder hereunder;

(b)

the strategic decisions involving the Controlled Companies shall always have as their fundamental objective the preservation and growth of the beverage business of the Controlled Companies, leading to an increased presence in the international markets;

(c)

the management of the business of the Company and the Controlled Companies will be conducted by independent, experienced, skilled professionals, who meet the required qualifications for the positions held; and

(d)

each Shareholder will adopt all necessary measures to allow a Prior Meeting to be held in a timely manner, and will refrain from acts that may prevent, delay or hinder any such Prior Meeting in any way.

2.2       Each Shareholder agrees to exercise its voting rights at the shareholders’ meetings of the Company, as well as to cause its representatives on the boards of directors of the Company and its Controlled Companies to act and vote on such corporate bodies so as to ensure at all times compliance with the basic principles set forth in item 2.1 and compliance with all other terms of this Agreement, being barred the taking of any action that is not fully compliant with this Agreement.

SECTION 3 - CAPITAL STOCK AND OWNERSHIP INTERESTS OF

SHAREHOLDERS

3.1       After implementation of the stock swap merger (incorporação de ações) described in the material fact notice dated December 7, 2012, which is attached hereto as Exhibit I (“Stock Swap Merger”), it is expected that the capital stock of the Company will be divided into 15,662,132,660 common shares with no par value.

3.2        The Shares are held by the Shareholders as follows:

Shareholder	% of Common Shares	No. of Common Shares
FZ	9.6%	1,501,432,405
IIBV	53.8%	8,420,841,160
Ambrew	8.1%	1,271,506,635
TOTAL	71.5%	11,193,780,200

3.2.1    The number of shares of the capital stock of the Company at the time of the Stock Swap Merger and the ownership of such Shares by the Shareholders as indicated in item 3.2 above were estimated assuming an exchange ratio at the Stock Swap Merger of five (5) shares of the Company for each common or preferred share of Companhia de Bebidas das Américas – Ambev (CNPJ nº 02.808.708/0001-07) (“Ambev”). Once the Stock Swap Merger is approved, the Parties will update or confirm, as the case may be, such information in writing, so as to reflect the exchange ratio actually adopted for the Stock Swap Merger.

SECTION 4 - ELECTION OF DIRECTORS AND OFFICERS OF COMPANY

4.1       The boards of directors of the Company and the Controlled Companies, if any, will be each composed of at least three (3) and no more than fifteen (15) sitting members and the same number of alternates, who shall serve a term of three (3) years, reelection being permitted.

4.1.1    Each Shareholder will be entitled to designate up to two (2) observers to attend the meetings of the board of directors of the Company, without a right to cast a vote.

4.1.2    The Shareholders may by mutual agreement create committees within the board of directors of the Company for the purpose of handling specific matters whose analysis requires certain technical expertise on the part of the committee members. A Compliance Committee and an Operations, Finance and Compensation Committee is hereby created.

4.2       Irrespective of its ownership interest in the Company, but so long as it continues to hold at least 1,501,432,405 Shares of the capital stock of the Company (as adjusted for stock dividends, stock splits or reverse stock splits), FZ will be entitled to nominate four (4) sitting members and respective alternates to serve on the board of directors of the Company and each of the Controlled Companies, if any.

4.2.1    IIBV and Ambrew together will be entitled to nominate sitting members and respective alternates to serve on the boards of directors of the Company and each of the Controlled Companies, in a number that is proportional to the number of board members nominated by FZ pursuant to item 4.2 above, taking into account the ratio between, on the one hand, the ownership interest of FZ in the Company and, on the other hand, the sum of the ownership interests of IIBV and Ambrew in the Company (any fraction greater than one half (0.5) being rounded up to the next whole number). IIBV and Ambrew may elect, among the directors that they are entitled to nominate according to item 4.2, a sitting member and respective alternate indicated by ABI.

4.3       The board of directors of the Company will have two (2) co-chairmen with identical prerogatives and duties, each of which shall be appointed by FZ, on the one hand, and IIBV and Ambrew, on the other.

4.3.1    No co-chairman will be entitled to cast a deciding vote with respect to the resolutions adopted by the board of directors of the Company.

4.4       Each Shareholder will be entitled to demand removal, at any time, of any member of the board of directors of the Company and/or any of the Controlled Companies that was nominated by such Shareholder, in which case the Shareholders agree to promptly make or, as the case may be, cause their representatives in the Company to make all arrangements necessary to carry out the removal of such director.

4.5       In the event of removal, resignation, replacement or any other event leading to a vacancy regarding any member of the board of directors of the Company or any of the Controlled Companies, the Shareholder who nominated such member will have the right to nominate a substitute (or a new alternate, should such Shareholder choose to confirm the alternate originally designated for the vacant position), in which case the Shareholders agree to exercise their voting rights at the shareholders’ meeting of the Company or, as the case may be, cause of the representatives of the Company to exercise their voting rights at the shareholders’ meetings of the Controlled Companies so as to formalize the election of the member so nominated.

4.6       In the case of resolutions related to the election of the members of the board of directors, the Shareholders will exercise their voting rights at the shareholders’ meetings of the Company, and will cause the representatives of the Company to exercise their voting rights at the shareholders’ meetings of the Controlled Companies, by voting their entire share ownerships, so as to have the largest possible number of directors elected by the Shareholders.

4.6.1    Where the cumulative voting procedure is adopted, the Shareholders will hold a Prior Meeting within the twenty-four (24) hours preceding the relevant shareholders’ meeting of the Company or any of the Controlled Companies, as the case may be, to decide on how they will cast their votes to ensure achievement of the objectives set forth in item 4.6 above and the remaining items of this SECTION 4, provided, however, that no Shareholder will request adoption of the cumulative voting procedure without the express, prior consent of the other Shareholder.

4.6.2    The board of officers of the Company will be comprised of one Chief Executive Officer (Diretor Geral) and the other officers with no special designation, all elected by the board of directors.

SECTION 5 - PRIOR MEETINGS AND EXERCISE OF VOTING RIGHTS

5.1       Except for resolutions related to election of the members of the board of directors, which will be governed by the provisions of SECTION 4 above, each Shareholder will exercise its voting rights at the shareholders’ meetings of the Company, and will cause its representatives on the board of directors of the Company and each Controlled Company to exercise their voting rights on the relevant corporate bodies, at all times in concert with the other Shareholder (or, as the case may be, with the representatives of the other Shareholder) and pursuant to the provisions of this SECTION 5.

5.2       Whenever duly called pursuant to this SECTION 5, the Shareholders will hold, prior to any shareholders’ meeting of the Company and/or any of the Controlled Companies as well as prior to any meeting of the board of directors of the Company and/or the Controlled Companies, a meeting (each a “Prior Meeting”) for the purpose of discussing and defining a position to be uniformly adopted by both Shareholders at the shareholders’ meetings and/or board of directors meetings that such Prior Meeting will precede.

5.2.1    The Prior Meetings will be held at the Company’s headquarters or at another place to be timely defined by mutual agreement of the Shareholders.

5.2.2    Except for the Prior Meeting referred to in item 4.6.1 above, the Prior Meetings will be held on first call at least three (3) days in advance of the shareholders’ meeting or the meeting of the board of directors at which the decision to be adopted at the relevant Prior Meeting will be implemented.

5.2.3    The Prior Meetings may be called by any Shareholder or any representative of the Shareholders on the board of directors of the Company and/or any of the Controlled Companies, by notice given to the other Shareholder at least four (4) days in advance of the date of such Prior Meeting. Such notice will be given in writing and will include the agenda to be discussed at the applicable Prior Meeting, provided, further, that only the items of the agenda stated in the notice may be resolved upon in the relevant Prior Meeting.

5.2.4    Notwithstanding the provisions in items 5.2.1 through 5.2.3 above, a Prior Meeting that is attended by at least one (1) representative of each Shareholder will be deemed to be duly called and held.

5.2.5    In the event any Shareholder fails to attend a duly called Prior Meeting, such Prior Meeting will automatically be deemed to be the object of a second call and, thereupon, will be held at the same place twenty-four (24) hours after the date and time for the first call, even when such date is not a business day.

5.2.6    A Prior Meeting will be held on first call upon attendance by the two (2) Shareholders, and on second call upon attendance by either Shareholder.

5.3        The Shareholders hereby agree to use their best efforts to define at a Prior Meeting, at all times by mutual agreement, the position to be adopted by the Shareholders at the shareholders’ meetings or meetings of the board of directors related to such Prior Meeting. However, if no mutual agreement is reached, the position to be adopted will be defined by the Shareholder holding the greatest number of voting shares of the Company, provided that the matter under discussion is not (i) the election of the members of the board of directors, in which case the procedure provided in SECTION 4 above shall be observed; or (ii) any of the matters provided in item 5.4 below, in which case adoption of any resolution will require the mutual agreement of the Shareholders.

5.4       The matters specified below will necessarily be submitted for approval at the shareholders’ meetings and/or board of directors meetings of the Company and/or the Controlled Companies, as the case may be, and will only be approved at a Prior Meeting upon an affirmative vote of both Shareholders:

(a)

any amendment to the bylaws of the Company and/or any of the Controlled Companies with the purpose of amending: (i) the corporate purposes; (ii) the term of duration of the Company; and/or (iii) the composition, powers and duties of the management bodies;

(b)

approval of the annual investment budget of the Company and/or any of the Controlled Companies, when the amount of investments exceeds eight point seven percent (8.7%) of the net sales of the Company foreseen for the same fiscal year;

(c)	designation, removal or replacement of the Chief Executive Officer of the Company;

(d)	approval of, or amendment to, the compensation policy for the board of directors and the executive officers of the Company and the Controlled Companies;

(e)	approval of Stock Option Plans for the management and employees of the Company and/or the Controlled Companies;

(f)	modification of the dividend policy of the Company and/or any of the Controlled Companies, as provided in the bylaws;

(g)

increases in the capital of the Company and/or any of the Controlled Companies, with or without preemptive rights, by way of subscription, creation of a new share class, or changes in the characteristics of existing shares, as well as capital reduction, issuance of debentures (whether or not convertible into shares), warrants, and the creation of founders’ shares by the Company and/or any of the Controlled Companies, except when such transactions are carried out between the Company and its Controlled Companies or between the Controlled Companies;

(h)

amalgamation, spin-offs, transformations, mergers, acquisitions and divestments involving the Company and/or any of the Controlled Companies, in the latter case (x) when such transaction involves a company that is not directly or indirectly Controlled by the Company and (y) provided that the transaction in question results in the reduction in the average dividend paid by the Company in the past five (5) years, as adjusted by the IGP-M index published by Fundação Getúlio Vargas as of each payment date;

(i)

creation, acquisition, assignment, transfer, establishment of Lien on and/or Disposal of shares, quotas and/or any securities issued by any of the Controlled Companies, under any title or form, except for in the benefit of the Company and/or another Controlled Company;

(j)	incurrence by the Company and/or any of the Controlled Companies of indebtedness resulting in a debt/equity ratio in excess of 60/40;

(k)

execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar arrangements involving the registered or deposited trademarks of the Company or the Controlled Companies;

(l)

extension of loans or the offer of guarantees of any kind by the Company and/or any of the Controlled Companies to any third party, in an amount greater than one percent (1%) of the Company’s equity as set forth in the last audited balance sheet, except in favor of (i) the employees of the Company and its Controlled Companies; (ii) the Controlled Companies themselves;

(m)	election of the members to the committees of the board of directors of the Company;

(n)	cancellation of the registration of the Company and/or any of the Controlled Companies as a publicly-held company;

(o)	filing of a petition for an arrangement with creditors (recuperação judicial) or acknowledgement of bankruptcy by the Company and/or any of the Controlled Companies;

(p)	liquidation or dissolution of the Company and/or any of the Controlled Companies; and

(q)	appointment of the external auditors of the Company and/or any of the Controlled Companies.

5.4.2  In light of the provision in item 5.4 above, it is hereby expressly agreed that in the event the Shareholders fail to reach consensus at a Prior Meeting with respect to the position to be adopted for a resolution involving the foregoing matters, then the Shareholders will exercise or cause to be exercised their voting rights so as not to approve the matter to be resolved at the shareholders’ meeting or the meeting of the board of directors to be held.

5.5       Each Prior Meeting will be recorded in the form of minutes to be executed by the attending Shareholders, which shall provide a summary of the resolutions adopted and determine the course of action to be followed, which both Shareholders will observe.

5.5.1    Each Shareholder agrees to exercise its voting rights at the shareholders’ meetings of the Company, and to cause its representatives on the board of directors of the Company and each Controlled Company to exercise their respective voting rights on such corporate bodies, at all times in conformity with the prevailing course of action for the matter at hand, as approved at a Prior Meeting called in connection therewith, if any, and in such case as a single block together with the other Shareholder.

5.5.2    The Shareholder that fails to attend any Prior Meeting duly called and held pursuant to this SECTION 5 will remain obliged to exercise its voting rights at the shareholders’ meetings of the Company, as well as to cause its representatives on the board of directors of the Company and each Controlled Company to exercise their respective voting rights on such corporate bodies, at all times in conformity with the prevailing course of action for the matter at hand, as approved at the relevant Prior Meeting.

5.5.3    Should the representative of any of the Shareholders fail to attend a meeting of the board of directors of the Company and/or any of the Controlled Companies, or fail to cast a vote at such meetings in conformity with the prevailing course of action for the matter at hand, as approved at the relevant Prior Meeting (including by abstention), the aggrieved Shareholder may vote the shares held by the absent or nonperforming Shareholder (on account of an abstention or otherwise), provided that in the case of an absent or nonperforming member of the board of directors (on account of an abstention or otherwise) such voting rights will be exercised by any director elected by the other Shareholder.

5.6       By virtue of this Agreement, the Shareholders grant to one another irrevocable and irreversible powers of representation so that in the event of absence of a Shareholder at any shareholders’ meetings of the Company, the attending Shareholder will be empowered to represent the absent Shareholder, pursuant to Section 126, Paragraph 1 of the Corporation Law, and to cast a vote in strict conformity with the minutes of the relevant Prior Meeting.

5.6.1    The power of attorney referred to in item 5.6 above will have a term of validity identical to that of this Agreement, pursuant to Paragraph 7 of Section 118 of Law No. 6,404/76, as amended by Law No. 10,303/01.

5.6.2    As an alternative, the Shareholders may appoint through the granting of a power of attorney a trustee for the voting trust provided for in this Agreement, whose specific duties will be:

(a)	to comply with its powers as trustee;

(b)

to apprise the Shareholders of the resolutions to be adopted at the shareholders’ meetings of the Company and the Controlled Companies, pursuant to the position adopted at the relevant Prior Meetings; and

(c)	whenever required, to act as the single representative of the Shareholders at the shareholders’ meetings of the Company and the Controlled Companies.

5.6.3    Any vote cast at a shareholders’ meeting or meeting of the board of directors of the Company in disagreement with the provisions of any item of this Agreement will be deemed invalid and ineffective, it being incumbent on the chairman of the shareholders’ meeting or the meeting of the board of directors, as the case may be, to disregard the vote expressed in breach of such provisions.

5.7       Notwithstanding the remaining provisions of this SECTION 5, the resolutions at a Prior Meeting will not bind the vote of the Shareholders or the members nominated by them to serve on the board of directors of the Company or any of the Controlled Companies in regard to the following matters:

(a)	analysis and approval of the management accounts of the Company and any Controlled Company;

(b)	analysis and approval of the management report and the financial statements of the Company and any of the Controlled Companies;

(c)	any matter or action typified as abuse of power, as set forth in Section 117, Paragraph 1 of the Corporation Law; and

(d)	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Corporation Law.

5.8       The Five-Year Strategic Plan of the Company shall be the object of mutual consultation by and among FZ and IIBV and Ambrew.

SECTION 6 - TRANSFER OF SHARES

6.1       FZ, IIBV and Ambrew hereby undertake the following obligations, which they acknowledge are fully consistent with their investment objectives and, in the case of FZ, its ongoing institutional objectives, as far as its ownership interest in the Company is concerned: (i) not to directly or indirectly Dispose of their Shares during the term of this Agreement, whether through private trades, on the stock market or over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as otherwise provided in this SECTION 6, and (ii) not to create any type of Lien on their Shares, in both case without the prior written consent of the other Shareholder.

6.2       In the event the Shares held by any of the Shareholder become subject to seizure, attachment, judicial surety or any other restrictive measure, and any such restriction of the Shares is not lifted within thirty (30) days after its imposition, then the Shareholder holding the restricted Shares shall give notice of such fact to the other Shareholder, with copy to the two co-chairmen of the board of directors of the Company, such notice to be considered an offer to the other Shareholder for the sale of the restricted Shares. For the purpose of this item, irrespective of the aforementioned notice, it shall also be deemed an offer for sale of the restricted Shares the acknowledgment of the aforementioned restriction by the other Shareholder, in which case such offer shall be considered effective thirty (30) days after the restrictive measure becomes effective, so long as the Shares have not been released from such restrictive measure by then. For the purpose of the offer to sell provided hereunder, the price for the Shares subject to the restrictive measure shall be the Stated Price, and the Shareholder that accepts such offer may pay such price in court in order to acquire the Shares in question. The amount in excess, if any, shall be paid to the Shareholder whose Shares were subject to the restriction. However, if the obligations in respect of such restriction exceed the Stated Price pursuant to item 10.4, then the Shareholder whose Shares were subject to the restriction shall be liable for the difference that the other Shareholder may be required to deposit in order to acquire the relevant Shares. Failure to reimburse such difference within five (5) days will subject the Shareholder whose Shares were object of the restriction to an enforcement suit based on an extrajudicial instrument.

6.3       The Shareholders agree to exercise their subscription rights in connection with the Shares or to dispose of such rights to another Shareholder at market value as follows:

(a)

each Shareholder shall confirm to the other Shareholder, by notice sent with a copy to the co-chairmen of the Company’s board of directors, that it intends to exercise its subscription rights over the shares to be issued by the Company within ten (10) days after the start date of the exercise period applicable to such rights;

(b)

after the expiry of the ten (10)- day period provided in item 6.3(a), above, without an affirmative manifestation from any of the Shareholders, then the other Shareholder may, within the subsequent ten (10) days, express in writing its intention to subscribe the newly issued shares that the silent Shareholder chose not to subscribe, whereupon it shall deposit the amount referred to in item 6.3 at the Company’s headquarters; and

(c)

after the expiry of the ten (10)-day period for manifestation of the other Shareholder, as set forth in item 6.3(b) above, without any manifestation by such Shareholder, then the Shareholder holding the subscription rights in question will be at liberty to Dispose of its rights to a third party.

6.4       The obligation not to Dispose of Shares set forth in this SECTION 6 will not apply:

(a)

to a Disposal of Shares by any Shareholder to any person that (i) exercises Corporate Control over such Shareholder; (ii) is under the Corporate Control of such Shareholder; or (iii) is under the same Corporate Control as such Shareholder; or

(b)	to a Disposal of Shares of any Shareholder by reason of death;

(c)	to any transfer of Shares between the ABI Controlling Persons and/or between companies over which the ABI Controlling Persons exercise Corporate Control; or

(d)

to an indirect Disposal by the ABI Controlling Persons by way of a Disposal of Shares of Ambrew and IIBV, either directly or through companies under (direct or indirect) common control of the ABI Controlling Persons or controlled by each of the ABI Controlling Persons, whether (i) among themselves or (ii) to ABI or companies or foundations (stichting) that control ABI, which shall be deemed an “ABI Controlling Person” for the purposes of this Agreement.

6.4.1   Subject to the provision of item 6.4.2 below, the Shares that are Disposed of by any of the Shareholders in the events described in letters (a) to (d) of item 6.4 above will remain fully bound to this Agreement, which shall be extended to the purchaser of the relevant Shares (each a “Purchaser”) with all rights and obligations, including with regards to the effective period set forth in item 9.1 below.

6.4.2   Effectiveness of the Disposals of Shares set forth in letters (a), (c) and (d) of item 6.4 above, shall be subject to a suspensive condition that the Purchaser first execute an instrument adhering to this Agreement and undertaking on an irrevocable and irreversible basis to unconditionally abide by all terms and conditions of this Agreement. In the case of a Disposal of Shares under letter (b) of item 6.4 above, the successor will be deemed to have automatically adhered to this Agreement.

6.4.3   In the event any Shareholder Disposes of its Shares under letters (a), (b), (c) or (d) of item 6.4 to more than one Purchaser, all such Purchasers shall be treated (together with the disposing Shareholder, should such Shareholder continue to hold a portion of the Shares) as a single party for the purposes of this Agreement, in which case the term “Shareholder,” as defined in letter (b) of item 6.4 above, shall mean all Purchasers together (as well as the disposing Shareholder, if such Shareholder continues to hold a portion of the Shares).

6.4.4   In the event of letters (a), (b), (c) and (d) of item 6.4 above, if the disposing Shareholder ceases to hold any interest in the voting stock of the Company, the Purchasers shall communicate, by notice given to the other Shareholder with a copy to the two co-chairmen of the Company’s board of directors, within no more than five (5) days after the date on which the disposing Shareholder ceases to hold Shares of the Company, the name and address of the Purchaser that shall individually represent all other Purchasers vis-à-vis the other Shareholder with respect to any and all matters related to this Agreement, including, without limitation, any summons or notices, whether served in court or out of court, pertaining in any way to the capacity of the Purchasers as shareholders of the Company.

6.4.5    In the case of (i) a sale of Shares among the ABI Controlling Persons; or (ii) a division among the ABI Controlling Persons (and/or their successors), on account of a spin-off or any other corporate reorganization, of the interests held by the ABI Controlling Persons in IIBV and Ambrew, either directly or indirectly, the provisions in items 6.4 to 6.4.4 shall apply, in which case the ABI Controlling Persons (and/or their successors) shall be treated as Purchasers of the Shares.

6.5       Any Disposal of Shares or subscription of shares rights or any creation of Lien in disagreement with the provisions of this SECTION 6 shall be ineffective, the management of the Company being barred from making any entries in connection therewith in the relevant corporate books, or else risk personal liability for their noncompliance.

SECTION 7 - INTERVENING PARTIES

7.1        The Company is executing this Agreement as an intervening party to acknowledge and undertake to abide by all the terms herein contained, and particularly to file this Agreement as contemplated in Section 118 of the Corporation Law.

7.2        The Company will only be required to observe any changes to this Agreement that are set forth in a written instrument executed by both Shareholders and the Company, as an intervening party.

7.3        The Company agrees to promptly communicate to the Shareholders any act, fact or omission that may constitute a violation of this Agreement, and to take all actions that may be required by subsequent regulations to preserve the validity and effectiveness of this Agreement.

7.4        The parties acknowledge that the provisions of this Agreement constitute stipulations in the benefit of a third party, as far as ABI is concerned, in accordance with the terms of Section 436 of the Brazilian Civil Code. Such parties hereby waive their rights to vary such stipulations to the detriment of said third party beneficiary without its prior, written consent. The parties hereby grant to ABI the right to request the specific performance of the obligation provided herein in accordance with the terms of Section 437 of the Brazilian Civil Code.

7.5        ABI hereby intervenes in order to acknowledge the validity of this Agreement and all provisions herein contained, which ABI agrees to comply with, with respect to itself and its Affiliates and their respective successors.

SECTION 8 - NOTICES

8.1       Any notice and/or communication to be given or made in connection with the provisions of this Agreement will necessarily be in writing and sent to the addresses stated below, and will be deemed effective (i) forty-eight (48) hours after dispatch, if sent by special courier with acknowledgment of receipt; (ii) twenty-four (24) hours after transmission by fax, provided there is express confirmation of receipt; or (iii) on the date shown in the confirmation of delivery, in the case of a registered letter:

(a)	if addressed to FZ, to:

Av. Brigadeiro Faria Lima nº 3900, 11º andar

São Paulo – SP

CEP 04538-132

Fax: (+5511) 3708-0110

E-mail: fahz@fahz.com.br

Attn.: Mr. Victorio De Marchi

(b)	if addressed to IIBV, to:

Ceresstraat 1, 4811 CA Breda,

Netherlands

Fax: +31 76 525 2669

E-mail: daan.siero@ab-inbev.com

Attn.: Daan Siero

(c)	if addressed to Ambrew, to:

5, Rue Gabriel Lippmann, 5365 Munsbach,

Luxembourg

Fax: +352 26 15 96 50

E-mail: gert.magis@ab-inbev.com

Attn.: Gert Magis

(d)	if addressed to the Company, to:

Rua Dr. Renato Paes de Barros nº 1017, 4º andar

São Paulo – SP

CEP 04530-001

Fax: (+5511) 2122 1374

E-mail: acpedro@ambev.com.br

Attn.: Legal Officer (Diretor Jurídico)

(e)	if addressed to ABI, to:

Vaartstraat 94

B-3000 Leuven

Belgium

Fax: 32 16 31 54 46

Attn.: Corporate Secretary

8.2       Any party hereto may change its address for delivery of notices provided in item 8.1 above, so long as it gives notice to the other parties of such change of address in accordance with the provisions of this SECTION 8.

SECTION 9 - EFFECTIVENESS

9.1       Upon occurrence of the Stock Swap Merger, this Agreement shall become effective on the date the Stock Swap Merger is approved and shall remain in full force and effect until and including July 1, 2019, except as otherwise provided in item 9.2.

9.2       IIBV and Ambrew will have an unilateral option to early terminate this Shareholders’ Agreement if the current procedure defined in the bylaws for election of the members of the Directive Board of FZ is modified or fails to be observed for any reason, except in the case of a change in the legal regulations applicable to private foundations.

SECTION 10 - SPECIFIC PERFORMANCE

10.1     The Shareholders hereby agree and acknowledge that a mere recovery of damages will not constitute adequate compensation in the case of default of any obligation herein contained.

10.2     The provisions of this Agreement are subject to specific performance in accordance with the terms of Section 118, Paragraph 3 of the Corporation Law, and the Shareholders hereby acknowledge that this Agreement constitutes an extrajudicial enforcement instrument (título executivo extrajudicial) for all purposes mentioned in Sections 461, 462, 466-A et seq. of the Brazilian Civil Procedure Code.

10.3     The Shareholders do not waive, but rather may pursue, any legal action or remedy (including a recovery of damages) to which they may be entitled under applicable law, and the Shareholders expressly agree to accept any sanction, court order or similar act imposed or issued to prevent or avoid a breach of this Agreement.

10.4     Without prejudice to the provisions in the remaining items of this Section and in item 6.1, it is established that any initiative, through an action or failure to act, which may directly or indirectly lead to a breach of the bilateral obligation of the Shareholders not to Dispose of Shares (or create a Lien thereon), even when such obligation is held to be invalid, will afford the non-breaching Shareholder the option to (that cannot be revoked by a reversal on the part of the breaching Shareholder), instead of declaring the transaction void and ineffective, exercise its right of first refusal of the Shares offered for Disposal, for the market price of such Shares (as adjusted pursuant to item 10.4.1), defined as the weighted average of the quoted prices of such Shares in the 20 trading sessions prior to the date on which they are offered for Disposal, in the stock exchange where they are most actively traded (provided, further, that if such Shares were not traded in at least half of such 20-trading sessions, the period will be extended to 40 trading sessions, and that if a lack of trades continues to exist in half or more of such 40-trading sessions, the following will be adopted, successively (x) the weighted average price of the preferred shares of the Company on the same stock exchange, in the same 20 or 40 trading sessions, depending on whether such trades were made in more than half of the trading sessions, or (y) the weighted average price of the Shares or the preferred shares of the Company in another stock exchange, during the same determination periods).

10.4.1  The market price determined according to item 10.4 shall be multiplied by nine tenths (0.9), as a penalty for default.

10.4.2  To this effect, the management of the Company will give notice to the other Shareholder, without prejudice to its obligation not to record any Disposal intended (or completed) in violation of the provisions of this Agreement.

10.4.3  The market price defined according to item 10.4 shall correspond to the Stated Price for the purpose of item 6.2 above.

SECTION 11 - GENERAL PROVISIONS

11.1     A Shareholder will have access at all times to information concerning any and all ongoing and proposed business of the Company, as well as a right to conduct at its own cost and expense a technical, accounting or financial due diligence review of all procedures and records followed or kept by the Company, and in this connection the Shareholders agree, for themselves and their representatives, agents, employees and third party contractors, to hold in confidence and secrecy all information so acquired, unless otherwise required by a regulatory order or directive from a competent authority, such information not to be used for any purpose foreign to their status as Shareholders.

11.2     In the event any provision of this Agreement becomes null or ineffective, the validity or effectiveness of its remaining provisions will not be affected thereby, which shall remain in full force and effect, and in such case the Shareholders shall negotiate in good faith to replace the ineffective provision with another provision that achieves the intended purposes and effects as closely as reasonably possible.

11.3     The fact that a Shareholder fails to timely demand compliance with any of the provisions hereof or the rights related hereto or fails to exercise any discretion provided for herein will not be construed as a waiver of such provisions, rights or discretion and will not operate as novation or otherwise affect the validity of this Agreement.

11.4     Except as otherwise expressly stated herein, the provisions of this Agreement are irrevocable and irreversible and are binding on the Shareholders, their successors, authorized representatives and assignees, howsoever designated, except as provided in item 6.5 above.

11.5     This Agreement may not be transferred or assigned, wholly or in part, to third parties, except in the cases provided for herein.

11.6     This Agreement will be filed at the Company’s headquarters and will remain at the disposal of all shareholders.

11.7     This Agreement may only be amended in writing, provided, further, that any such amendment will only be effective upon signature by the Shareholders and the Company as an intervening party.

11.8     This Agreement will be governed by the laws of Brazil, and the central courts sitting in the judicial district of the City and State of São Paulo are hereby elected to settle any disputes related hereto, to the exclusion of any other court no matter how privileged they may be.

IN WITNESS WHEREOF, the Shareholders have executed this Agreement in four (4) counterparts of identical form and substance.

São Paulo, April 16, 2013.

(Signature page follows)

(signature page of the Shareholders’ Agreement of

Ambev S.A., dated April 16, 2013)

FUNDAÇÃO ANTONIO E HELENA ZERRENNER

INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA

AMBREW S.A.

INTERBREW INTERNATIONAL B.V.

AMBEV S.A.

ANHEUSER-BUSCH INBEV N.V./S.A.

Witnesses:

1.	2.
Name:	Name:
CPF:	CPF:

EXHIBIT I

Material fact notice dated December 7, 2012